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Exhibit 11.1

WESTERN GAS RESOURCES, INC.

COMPUTATION OF PER SHARE EARNINGS

DECEMBER 31, 2003

	Weighted Average Shares Of Common Stock Outstanding	Net Income	Earnings Per Share Of Common Stock
Net income		$84,219,000
Weighted average shares of common stock outstanding	33,206,114
Less preferred stock dividends:
Special dividend on redemption of $2.625 cumulative convertible preferred stock		(45,420)
$2.625 cumulative convertible preferred stock		(6,795,651)

	33,206,114	$77,377,929

Basic earnings per share of common stock			$2.33

Assume exercise of common stock equivalents (Anti-dilutive common stock equivalents are not used in this calculation)	4,141,096	6,841,071
	37,347,210	$84,219,000

Fully diluted earnings per share of common stock			$2.26

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WESTERN GAS RESOURCES, INC. COMPUTATION OF PER SHARE EARNINGS DECEMBER 31, 2003